

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



February 4, 2004

Garrett L. Stackman
Corporate Counsel
Wyeth
Five Giralda Farms
Madison, NJ 07940

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2004

Re: Wyeth
Incoming letter dated December 23, 2003

Dear Mr. Stackman:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Wyeth by People for Ethical Treatment of Animals. We also have received a letter from the proponent dated January 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Susan L. Hall
Legal Counsel
People for Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Five Giralda Farms
Madison, NJ 07940

Garrett L. Stackman
Corporate Counsel
973 660-5835 tel
973 660-7155 fax
stackmg@wyeth.com

Wyeth

December 23, 2003

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal --
Animal Testing

Dear Sir or Madam:

Wyeth (the "Company") has received for inclusion in the proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") a shareholder proposal (the "Proposal") from one proponent (the "Proponent") seeking the Company to issue a policy statement publicly committing to use certain *in vitro* tests in place of animal testing and formally request the relevant regulatory agencies to accept such tests. A copy of the Proposal is attached hereto as Annex A. The Company intends to omit the Proposal from its proxy materials for the 2004 Annual Meeting pursuant to: (i) Rule 14a-8(i)(7) of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Proposal deals with a matter relating to the company's ordinary business operations; (ii) Rule 14a-8(i)(3) under the Exchange Act because the Proposal is contrary to the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits the inclusion of false and misleading statements in proxy solicitation materials; and (iii) Rule 14a-8(l)(1) which permits the Company to exclude a Proponent's name, address and number of voting securities held.

I. Rule 14a-8(i)(7) – Ordinary Business Operations

Under Rule 14a-8(i)(7), the Company is permitted to exclude a proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The rule recognizes the fact that the corporation laws of most states (including Delaware, the state of incorporation of the Company), provide that the day-to-day operations of the business of a corporation are properly left to the Board of



Directors and management and not the stockholders.[1] In some cases, a proposal otherwise within the ambit of Rule 14a-8(i)(7) is not permitted to be omitted because the proposal falls within a range of issues with "significant policy, economic or other implications."[2]

The ordinary business grounds for exclusion have regularly been granted in accordance with the Commission's position on this issue when the subject matter of the Proposal "is so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[3] The Commission has further stated that the second criteria looked to in these matters is "the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgement. This consideration may come into play in a number of circumstances such as where the proposal involves intricate detail . . . . or methods of implementing complex policies."[4]

The Company believes that the Proposal may properly be omitted from the Company's 2004 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The Proposal seeks the Board to:

> "1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated [emphasis added] *in vitro* alternatives; and
>
> 2. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests."

The Proposal does not seek the Company to generally refrain from animal testing but rather names certain specific *in vitro* tests and categories of tests to be

---

[1] *See*, Exchange Act Release No. 34-40018 (May 21, 1998) in which the SEC noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors" in Rule 14a-8(i)(7)(its predecessor, Rule 14a-8(c)(7)).

[2] *See, Id.* and Exchange Act Release No. 34-12999 (Nov. 22, 1976)

[3] Exchange Act Release No. 34-40018 at "III" (May 21, 1998).

[4] *Id.*

Wyeth Pharmaceuticals
Wyeth Consumer Healthcare
Fort Dodge Animal Health



included in Company policies and practices and further dictates specific action the Company should take when dealing with the relevant regulatory authorities. These matters clearly fall in an area that should be confined to management and the Board of Directors because it is impracticable for shareholders to have meaningful fully-informed input on decisions regarding such matters at an annual meeting. Matters related to pharmaceutical approval and safety as well as interaction with regulatory authorities are highly specialized and complex areas that go to the core of the Company's ordinary business day-to-day operations. In the Company's view, it is not possible to provide shareholders with adequate information to make an informed decision as to whether the Company should employ specific animal testing procedures or use such tests in its regulatory submissions. These matters are properly left to Company regulatory and medical specialists and senior management to decide as authorized by the Board of Directors. In addition, shareholders would not have adequate knowledge or expertise to determine whether non-animal tests would be substitutable in regulatory applications and compliance requirements.

In our view, the Proposal seeks to micro-manage the business of the Company by involving stockholders in choosing specific safety and efficacy testing methods and dictating specific Company dealings with regulatory agencies. These are common actions performed routinely by management and are not extraordinary in nature. The Staff has concurred that proposals which seek to "micro-manage" or pertain to non-extraordinary transactions are excludable under Rule 14a-8(i)(7) (*See*, Archon Corporation (Mar. 10, 2003) and Telular Corporation (Dec. 5, 2003)).

The Company further contends that the Proposal does not raise significant policy, economic or other implications and should therefore be excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(3) – Violates Proxy Rules

Rule 14a-8(i)(3) permits exclusion of stockholder proposals which are contrary to proxy rules and regulations, including Rule 14a-9, if a Proposal is false and misleading. The Company believes that the Proposal includes multiple assertions which are false or made without factual support and the Proposal in its entirety is false and misleading and should be excludable under Rule 14a-8(i)(3). The Company notes that although it has operations in the veterinary category, its primary business is in human pharmaceuticals with its principal operations in the United Stated and is therefore the focus of our response.



The Company takes issue with the Proponent's assertion regarding "the availability of five validated non-animal (*in vitro*) tests for assessing dermal and pyrogenic effects, and Wyeth should commit to using these *in vitro* methods." The assertion that five validated non-animal tests are available for use in testing the safety and efficacy of human pharmaceutical products in the United States is false. To our knowledge, there are currently no validated *in vitro* tests that are acceptable in lieu of animal testing required by the U.S. Food and Drug Administration for human drug safety and efficacy.

The Company further objects to assertions in the "Whereas" clause which state that "the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing Wyeth's products." The "Whereas" clause is written in a manner which would lead the reader to believe that the Company is not already behaving in this manner and does not have a commitment to the highest ethical standards in business practices to protect public health and promote good science. These assertions are made without foundation in fact and are false and misleading. Further, the assertions that animal testing is unnecessary and that validated alternatives exist in the United States are made without factual support.

The resolution within the Proposal also asserts that validated *in vitro* tests are available to replace animal testing for human pharmaceuticals. With regard to pharmaceutical products in the United States, this assertion is false and is therefore misleading.

The first paragraph of the Supporting Statement includes an assertion that non-animal tests methods are generally more reliable, faster and more economical. This assertion is made without factual support.

The assertion that animal testing is no longer necessary because testing can be accomplished using non-animal methods in the second paragraph of the Supporting Statement is false.

Also, the Company objects to the use of the word "cruelty" in the Supporting Statement as inflammatory, implying that the Company is cruel in its use of animal testing when necessary to prove the safety and efficacy of our pharmaceutical products.



In the remainder of the Supporting Statement, the Proponent cites tests which are not validated in the United States for human pharmaceuticals and cites the Organization for Economic Cooperation and Development (OECD) in a manner which would lead the reader to believe that the OECD is a regulatory authority with jurisdiction over the pharmaceutical industry. The OECD, in fact, has no such authority. However, the Company acknowledges the OECD's role in influencing the public policy of certain countries.

Finally, we cannot confirm the validation or acceptance of *in vitro* testing for pharmaceutical products in lieu of animal testing in Canada, the European Union or other countries which are members of the OECD as asserted by the Proponent and ask the Proponent to provide documentation supporting such assertions.

III. Rule 14a-8(l)(1) – Information Regarding Proponent

Rule 14a-8(l)(1) permits the Company to exclude a Proponent's name, address and number of voting securities held so long as the Company includes a statement that the Company will promptly provide such information to shareholders upon receiving an oral or written request. It has been the Company's practice for many years not to include the identity, address or share ownership of the Proponent in its proxy materials but rather include the required statement that such information would be furnished upon request. The Proponent has included its name and address in the text of the Proposal. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) Section D.3. makes it clear that such information, even if included in the Proposal or supporting statement, may be omitted. The Company proposes to omit the first paragraph of the Proposal in its entirety. We request Staff's concurrence that such language may be stricken from the Proposal.

Conclusion

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2004 Annual Meeting. The Company currently intends to file its definitive proxy materials for the 2004 Annual Meeting on or about March 18, 2004.

A copy of this letter and enclosures is being mailed to the Proponent.

Wyeth Pharmaceuticals
Wyeth Consumer Healthcare
Fort Dodge Animal Health

Wyeth

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annex. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Garrett L. Stackman

Encl.

cc: People for the Ethical Treatment of Animals

Eileen M. Lach
Corporate Secretary

Annex A



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

November 12 , 2003

BY OVERNIGHT COURIER

Mr. David Scott
Secretary, Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Mr. Scott:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming ownership of 82 shares of Wyeth common stock acquired more than four years ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2004 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can currently be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by People for the Ethical Treatment of Animals headquartered at 501 Front Street, Norfolk, Virginia.

This proposal relates to Wyeth's (or "the Company") policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non-animal (*in vitro*) tests for assessing dermal and pyrogenic effects, Wyeth should commit to using these *in vitro* methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing Wyeth's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of Wyeth request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives; and
2. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests.

Supporting Statement: Wyeth has a responsibility to use non-animal test methods, not only because they are generally more reliable, faster, and more economical, but also to eliminate the cruelty associated with animal testing.

Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The *in vitro* test is more accurate, and the results more quickly attainable.

Timothy E. Keena
Vice President
Financial Advisor
Branch Manager

9812 Falls Road, Suite 123
Potomac, MD 20854

toll free 800 608 8163
tel 301 765 6463
fax 301 765 6464

MorganStanley

November 7, 2003

Mr. David Scott
Secretary
Wyeth
Five Giralda Farms
Madison, NJ 07940

Dear Mr. Scott:

Please accept this letter as your confirmation that People for Ethical Treatment of Animals (PETA), owns 82 shares of Wyeth. They have owned these shares since December 30, 1998.

Please feel free to contact Abril P. Azmi at 301-765-6469 if you have any questions.

Sincerely,



Timothy E. Keena
Vice President
Branch Manager

January 13, 2004

RECEIVED
2004 JAN 21 PM 4:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in 2004 Proxy Statement of Wyeth

Ladies and Gentlemen:

This letter along with five copies is filed in response to a letter dated December 23, 2003, submitted to the SEC by Wyeth ("Wyeth" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA. Wyeth seeks to omit the resolution based on the following: i) Rule 14a-8(i)(7) asserting that ordinary business operations are implicated; ii) Rule 14a-8(i)(3) asserting that the proposal violates proxy rules; and iii) Rule 14a-8(l)(1) permitting the Company to exclude the Proponent's name.

For the reasons which follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted from the Company's proxy materials for the 2004 annual meeting.

The proposal sponsored by PETA requests that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives; and

2. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animals tests.

I. Rule 14a-8(i)(7) – Ordinary Business Operations

Wyeth argues that the proposal deals with the conduct of its ordinary business operations, which are properly left to the Board of Directors and management. Wyeth further alleges that the proposal seeks to "micro-manage the business of the Company ..." and that it "...dictates specific action the Company should take when dealing with the relevant regulatory authorities."

Notwithstanding the foregoing, Wyeth acknowledges that a proposal which might fall within the ambit of the ordinary business operations rule might "... not [be] permitted to be omitted..." in cases involving "significant policy, economic or other implications."

The proposal at issue emphatically involves significant policy and economic considerations. The economic considerations stem from the fact that the five *in vitro* test methods detailed in the proposal are less costly than *in vivo* test models. The *Handbook of Toxicology* (2nd Ed., CRC Press, 2002), documents that almost without exception, *in vitro* methods are less costly than their animal-based equivalents. (Relevant excerpts of the *Handbook* available upon request.)

The policy considerations are that reducing, refining, and replacing animal models is an essential component of good corporate stewardship. Likewise, formally requesting that the relevant regulatory agencies accept "***validated*** *in vitro* tests as replacements to animal tests" is an announcement of public policy, designed to commit the Company to keep pace with the international community with respect to animal testing. As documented in PETA's supporting statement, the five *in vitro* assays are validated or accepted as replacements for their animal-based counterparts in other developed nations.

II. Rule 14a-8(i)(3) – Proxy Rules

Wyeth asserts that PETA's proposal violates proxy rules because it is "false and misleading" on the following grounds: (i) the availability of five validated *in vitro* tests for assessing dermal and pyrogenic effects is disputed by the Company; (ii) the "Whereas" clause which states that "the Company should demonstrate its commitment to the highest ethical standards in its business practices" is misleading because it leads the reader to believe that the Company is not so acting; (iii) suggesting that Wyeth can use validated *in vitro* tests to replace "unnecessary animal tests" is false and misleading; and (iv) Wyeth is aware of no validated *in vitro* tests that are acceptable to the U.S. Food and Drug Administration for drug safety.

The Company goes on to argue generally that *in vitro* tests for human pharmaceuticals are not available, are not more reliable, faster, and more economical,[1] and cannot replace animal tests.

All of the Company's allegations that the proposal is false and misleading are incorrect. First, the proposal is very specific in that it relates entirely to ***validated*** tests and only to *in vitro* assays for testing dermal and pyrogenic effects. The proposal in no manner suggests that *in vitro* methods are available and validated as replacements for all endpoints. Wyeth has taken very narrow and specific statements about validated *in vitro* tests and expanded them to apply to the entire universe of products and testing models. That is not at all what PETA's proposal states or is designed to accomplish.

Moreover, in the context of the proposal, "unnecessary" animal testing is carefully qualified as referring to testing on animals that could otherwise be conducted using

---

[1] The economical issue is addressed above in Section I.

scientifically validated non-animal methods. This narrow context is clearly established at the very outset in the proposal, with the WHEREAS clause reading: "promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing Wyeth's products." Thus, while it is regrettable that the 500-word limit for shareholder resolutions does not permit every term to be defined for absolute clarity, we respectfully submit that there is little room for ambiguity or misinterpretation of the term "unnecessary ... animal experiments" in this instance, given the highly specific nature of the Proposal and the careful use of qualifiers.

Animal testing is rightly characterized as unnecessary where validated *in vitro* or other non-animal methods exist. Thus, the latter part of Point 1 in the Proposal—that the Company "...generally commit[] to the elimination of product testing on animals in favor of validated *in vitro* alternatives"—merely reinforces in the form of a resolution the intent that was clearly articulated in the WHEREAS clause -- that the Company should commit to utilizing validated *in vitro* tests in place of live animal assays. The Proposal does not request that Wyeth abandon animal testing where validated non-animal methods do not yet exist, nor does it call on the Company to violate its obligation to assure the safety of its products or to comply with applicable statutes and regulations.

Respecting regulatory acceptance, unlike the highly specific and prescriptive toxicity testing requirements that exist for pesticides and certain other types of chemicals, the pre-clinical safety testing of pharmaceuticals tends to be a more flexible and interactive process, involving extensive dialogue and negotiations between a product manufacturer and relevant regulatory bodies. This process affords companies like Wyeth an excellent opportunity to "request that the relevant regulatory agencies accept validated *in vitro* tests as replacements for animal tests," as the Proposal suggests. This kind of direct and active liaison with regulatory agencies in the U.S. and abroad is needed to persuade these agencies to become more accepting of validated non-animal test methods such as those outlined in the Proposal (most of which have not been widely accepted by U.S. agencies).

Finally, the Company's assertion that use of the word "cruelty" in the Supporting Statement implies that the Company is "cruel in its use of animal testing..." is nonsense, and an affront to the intelligence of the shareholders. The statement is one of policy to which the Company should aspire. In any event, the proposal should not be omitted on this basis since the language can be modified to satisfy the Company.

III. Rule 14a-8(l)(1) – Information Regarding Proponent

Lastly, we agree that the Company is permitted to exclude a Proponent's name, address, and number of shares held, from the Proxy Statement, which renders this point of no concern.

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if Wyeth fails to include the Proposal in its 2004 Proxy Materials. Should the SEC not agree with the conclusions expressed herein, we would appreciate the opportunity to confer with a member of your staff before issuance of the SEC's response.

In summary, none of the Company's bases for seeking to omit the proposal from the 2004 proxy statement is sufficient to warrant such action. If the SEC deems any of Wyeth's grounds for omission to be meritorious, PETA should be permitted to negotiate language which will satisfy both the Company and the organization.[2]

Please feel free to contact me should you have any questions or require further information.

Very truly yours,



Susan L. Hall

SLH/pc

cc: Garrett L. Stackman, Corporate Counsel

---

[2] The SEC should note that Wyeth never sought to negotiate or refine the language of PETA's proposal. Rather, the Company went directly to the SEC to obtain a no action letter.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 23, 2003

The proposal requests that the Board issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives. The proposal further requests that the Board formally request that relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests.

We are unable to concur in your view that Wyeth may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wyeth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wyeth may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wyeth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that Wyeth may exclude the sentence that begins "This Stockholder Proposal is submitted by . . ." and ends ". . . 501 Front Street, Norfolk, Virginia" under rule 14a-8(l). Accordingly, it is our view that Wyeth may omit this sentence from the supporting statement under rule 14a-8(l).

Sincerely,



Anne Nguyen
Attorney-Advisor